DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

July 18, 2005

file number: 50237-00001

Office of International Corp
c/o Securities and Exchange
450 - 5th Street N.W.
Washington, DC 20549


05009948

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Revised List required by Rule 12(g)3-2(b)(1)(i). This List has been updated to incorporate the filings required by the new National Instrument 51-102, Continuous Disclosure Obligations, and the adoption of Multilateral Instrument 54-101, Shareholder Communications in place of National Policy 41; and

2. Index corresponding to the List required in No. 1 above; and

3. Documents listed on the Index.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: [signature]

Donna L. Ornstein
Legal Assistant

DLO/js

Exemption No. 82-3779

July 15, 2005

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

List Required by Rule 12(g)3-2(b)(1)(i)
(Obligation to file information sent to shareholders or which has been made public)

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			When Required
(a)	Incorporation Documents		
	(i)	Yukon	Upon incorporation
(b)	Extra-provincial Registration		
	(i)	BC	To effect registration
(c)	Annual Reports		
	(i)	Yukon	Yukon - By the last day of the month immediately following the anniversary month of incorporation
	(ii)	BC	BC - Within 60 days after anniversary of incorporation
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Yukon - Notice of Directors or Notice of Change of Office to be filed within 15 days of change

Document Name or Information			When Required
	(ii)	BC	BC - Notice of Directors, Notice of Change in Head Office or Notice of Change of Attorney in BC to be filed within 14 days of change
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not less than 21 days before each annual meeting of shareholders and in any event not later than 15 months after last annual meeting.
	(ii)	BC	Not applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Forthwith after filing with securities regulators and mailing to the shareholders
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Following the passing of a special resolution by the members of the Company to adopt Articles of Amendment to change the name of the Company, approve a capital alteration, revise its memorandum or articles or approve a reorganization or other corporate alteration which requires the approval by special resolution of the members of the Company
	(ii)	BC	Following the effective date of the filing of Articles of Amendment in the Yukon, a certified copy thereof is to be filed in BC within one month

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	When Required
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Within 120 days of Company's fiscal year end of April 30 in each year and not less than 28 days prior to the date of each annual meeting
(b)	Annual Information Form (not mandatory)	Within 120 days of end of the Company's fiscal year, if applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days of each of the interim quarters ended July 31, October 31 and January 31 in each year
(d)	News Releases	Promptly upon material changes
(e)	Form 51-102F3, Material Change Report	Within 10 days after each material change
(f)	Notice of Meeting and Record Dates of shareholders' meeting	At least 25 days before the record date for a shareholders meeting
(g)	Notice of shareholders' meeting, Proxy and Information Circular	At least 28 days prior to shareholders meeting
(h)	Report of Exempt Distribution	Within 10 days of distribution
(i)	Notice of Change in Year End by more than 14 Days	Not later than the earlier of: (a) the filing deadline, based upon the Company's old financial year end, for the next financial statements required to be filed, either annual or interim, whichever comes first; (b) the filing deadline, based on the Company's new financial year end, for the next financial statements required to be filed, either annual or interim, whichever comes first

Document Name or Information		When Required
(j)	Notice of Change in Corporate Structure	As soon as practicable after closing of a transaction that changes the corporate structure (e.g. amalgamation, merger, arrangement)
(k)	Notice of Change of Auditors	Within 30 days after the date of termination or resignation of the auditors
(l)	Business Acquisition Report under NI 51-102	Within 75 days after completion of the date of a significant acquisition
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	As soon as practicable after the earlier of: (a) the date on which the Company sends the material to its securityholders; (b) the date on which it files or furnishes the material to the SEC
(n)	Notice of Change of Status Report	Promptly after the occurrence of the reporting issuer becoming a venture issuer or the reporting issuer ceasing to be a venture issuer
(o)	Filing of documents Affecting the Rights of Securityholders including: (a) charter documents (b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (c) any securityholder rights plans or similar plans (d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (e) copy of any contract that the Company or	No later than the time the Company files a Material Change Report, if the making of the document constitutes a material change for the issuer, and no later than the time the reporting issuer's annual information form is filed, if any, or if not required to file an annual information form, within 120 days after the end of the most recently completed financial year if the document was made or adopted before the end of the most recently completed financial yeat.

Document Name or Information		When Required
	its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Prior to Company making a public distribution of its securities
(q)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(r)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(s)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(t)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(u)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(v)	Initial Acquisition Report	Within 2 business days of the Company acquiring 10% or more of the outstanding securities of a reporting issuer in the province of BC

Document Name or Information		When Required
(w)	Subsequent Acquisition Reports	Within 2 business days of the Company acquiring an additional 2% (over the threshold 10%) of the securities of a reporting issuer in the province of BC
(x)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		When Required
(a)	Exchange Filing Statement	When requested by the Exchange
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Within 120 days of Company's fiscal year end of April 30 in each year and not less than 28 days prior to the date of each annual meeting
(c)	Annual Information Form (not mandatory)	Within 120 days of end of the Company's fiscal year, if applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days of each of the interim quarters ended July 31, October 31 and January 31 in each year
(e)	News Releases	Promptly upon material changes
(f)	Form 51-102F3, Material Change Report	Within 10 days after each material change
(g)	Notice of Meeting and Record Dates of shareholders' meeting	At least 25 days before the record date for a shareholders meeting
(h)	Notice of shareholders' meeting, Proxy and Information Circular	At least 28 days prior to shareholders meeting

	Document Name or Information	When Required
(i)	Prospectus	Prior to Company making a public distribution of its securities
(j)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(k)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(l)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(m)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(n)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(o)	Initial Acquisition Report	Within 2 business days of the Company acquiring 10% or more of the outstanding securities of a reporting issuer in the province of BC
(p)	Subsequent Acquisition Reports	Within 2 business days of the Company acquiring an additional 2% (over the threshold 10%) of the securities of a reporting issuer in the province of BC
(q)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions
(r)	Notice of Dividends	At least 7 trading days notice to be given to the Exchange in advance of the dividend record date

	Document Name or Information	When Required
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Filed with the Exchange at least 30 days after entering into the transaction. Acceptance must be obtained from the Exchange after which the Exchange make the Form 3C public.
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Filed with the Exchange prior to closing the proposed private placement. Acceptance must be obtained from the Exchange after which the Exchange then makes the Form 4B public
(u)	Notice of Grant Stock Options - Exchange Form 4G - Summary Form Incentive Stock Options	Filed with the Exchange on a monthly basis, immediately following each month end in which stock options are granted
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Filed with the Exchange at least 30 days after entering into the transaction. Acceptance must be obtained from the Exchange after which the Exchange then makes the Form 5B public
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Filed with the Exchange at least 30 days after entering into the transaction. Acceptance must be obtained from the Exchange after which the Exchange then makes the Form 5C public

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

	Document Name or Information	When Required
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not less than 21 days before each annual shareholders' meeting and in any event not later than 15 months after the last annual meeting, but only to those shareholders who have requested copies.

Document Name or Information		When Required
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days after the end of each interim quarter, but only to those shareholders who have requested copies
(c)	Notice of shareholders' meeting, Proxy and Information Circular	At least 28 days prior to shareholders' meeting
(d)	Prospectus	No later than midnight on the second business day after the prospective security holders enter into a subscription agreement to purchase securities of the Company pursuant to the prospectus
(e)	Amendment to Prospectus	No later than midnight on the second business day after the prospective security holder enters into a subscription agreement to purchase securities of the Company pursuant to an amended prospectus. Note: an amendment to a prospectus need not be delivered to a security holder who has signed a subscription agreement prior to the filing of an amendment by the Company with the Commissions
(f)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(g)	Notice of Change or Variation to Issuer Bid Circular	Immediately upon an event occurring requiring such a notice to be given. Note: notice need not be sent to security holders who have tendered securities which the Company has taken up.

Exemption No. 82-3779

July 15, 2005

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Notice of Directors dated June 30, 2005
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	News Release dated July 4, 2005
(e)	Form 51-102F3, Material Change Report	Material Change Report dated July 7, 2005
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than	Not Applicable

Document Name or Information		Documents Filed
	14 Days	
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	Not Applicable
	(a) charter documents	
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	
	(c) any securityholder rights plans or similar plans	
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u>	

Document Name or Information		Documents Filed
	an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies**)

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable

	Document Name or Information	Documents Filed
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	News Release dated July 4, 2005
(f)	Form 51-102F3, Material Change Report	Material Change Report dated July 7, 2005
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable

	Document Name or Information	Documents Filed
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice of Grant Stock Options - Exchange Form 4G - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable

Document Name or Information		Documents Filed
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable


Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (Sections 107, 114, and 290) Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OF
NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114, ET 290) FORMULAIRE 1-03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANT/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME: GTECH INTERNATIONAL RESOURCES LIMITED

2. CORPORATE ACCESS NUMBER: 28530

3. NOTICE IS GIVEN THAT ON THE

DD	MM	YYYY
30	06	2005

THE FOLLOWING PERSON(S) WERE APPOINTED

DIRECTORS

NAME	ADDRESS
~~Tom Howitt~~	
THOMAS GODFREY HOWITT	6 STANLEY PARADE, CAULFIELD NORTH, VICTORIA 3161 AUSTRALIA

4. NOTICE IS GIVEN THAT ON THE

DD	MM	YYYY
30	06	2005

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS

DIRECTORS

NAME	ADDRESS
Ian Alistair Dennis	2 Holdsworth Avenue, Greenwich, Australia 2065

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE:

NAME	OFFICE HELD
Tom Howitt	President, Secretary & CFO
Mervyn Jacobson	Chairman of the Board & CEO

6. DATE	SIGNATURE	TITLE
JUNE 30, 2005.	[signature]	CHAIRMAN.

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

YG(3037Q)F2 REV.10/2002

GTECH INTERNATIONAL RESOURCES LIMITED

c/- Genetic Technologies Limited
60-66 Hanover Street
Melbourne Victoria 3000 Australia

Telephone: +61 3 9415 1135 Fax: +61 3 9417 2987

Email: tom.howitt@gtg.com.au http://www.gtechinternational.com

Symbol: GCH.H

PRESS RELEASE

July 4, 2005

Melbourne, Australia - Gtech International Resources Limited (GCH.H: NEX) announces that Mr. Thomas Godfrey Howitt has joined the Board of the Company effective from July 1, 2005 as Director, President, Chief Financial Officer and Corporate Secretary. Tom, 41, replaces Mr. Ian Dennis who has resigned from those positions with effect from the same date. The Board would like to thank Ian for his efforts during his time as a Director.

The Board of the Company now comprises Dr. Mervyn Jacobson (Chairman), Tom Howitt (President), Fred Bart and Elizabeth Sy.

Tom was appointed on June 1, 2004 as the first full-time Chief Financial Officer of the Company's Australian parent, Genetic Technologies Limited. On June 30, 2005, he was appointed as the Company Secretary of Genetic Technologies. During a career spanning more than 15 years, he has served as CFO and Company Secretary for a number of public companies, listed on both the Australian Stock Exchange and foreign stock exchanges, including the Vancouver Stock Exchange, as it was then.

Tom's experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having played an important part in the successful development, patenting and commercialization of an innovative suite of technologies. Tom has previously played key roles in the successful raising of both bank debt and equity capital and the management of complex due diligence programs. He has also worked as a Taxation Manager for international accountants Ernst & Young and in the investment banking industry.

Tom is a current member of the Australian Institute of Chartered Accountants, the Taxation Institute of Australia and the Australian Institute of Chartered Secretaries.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Dr. Mervyn Jacobson"*
Chairman

FORM 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Gtech International Resources Limited (the "Company")
60 - 66 Hanover Street
Fitzroy, Victoria 3065 Australia

Item 2. **Date of Material Change**

June 30, 2005

Item 3. **News Release**

July 4, 2005, Vancouver, British Columbia. Disseminated through Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

The Company announces the appointment of Mr. Thomas Godfrey Howitt as President, Chief Financial Officer, Director and Corporate Secretary of the Company to replace Mr. Ian A. Dennis in these positions.

Item 5. **Full Description of Material Change**

The Company announces that Mr. Thomas Godfrey Howitt has joined the Board of the Company as a Director and has been appointed as President, Chief Financial Officer and Corporate Secretary of the Company effective June 30, 2005. Mr. Howitt replaces Mr. Ian A. Dennis who has resigned as a Director and officer of the Company with effect from the same date.

The Board of the Company now comprises Dr. Mervyn Jacobson (Chairman and CEO), Thomas G. Howitt (President, CFO and Company Secretary), Fred Bart and Elizabeth Sy.

In addition, Mr. Howitt was appointed on June 1, 2004 as the first full-time Chief Financial Officer of the Company's Australian parent corporation, Genetic Technologies Limited (ASX: GTG). On June 30, 2005, Mr. Howitt was also appointed as the Company Secretary of Genetic Technologies. During a career spanning more than 15 years, he has served as CFO and Company Secretary for a number of public companies, listed on both the Australian Stock Exchange and foreign stock exchanges, including the Vancouver Stock Exchange, as it was then.

Mr. Howitt is a current member of the Australian Institute of Chartered Accountants, the Taxation Institute of Australia and the Australian Institute of Chartered Secretaries.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7. **Omitted Information**

None

Item 8. **Executive Officer**

Thomas G. Howitt, President, CFO and Company Secretary

613 9415 1135

Item 9. **Date of Report**

July 7, 2005